EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Three Months Ended March 31, 2014
Earnings:
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$5,664
Combined fixed charges and preferred share dividends (from below)	27,222
Amortization of capitalized interest	577
Distributed income of equity investees	53
Subtract:
Capitalized interest (from below)	(1,589)
Preferred share dividends included in fixed charges	(4,490)
Preferred unit distributions included in fixed charges	(165)
Preferred distributions of other consolidated entities	(4)
Total earnings	$27,268

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$20,827
Capitalized interest (internal and external)	1,589
Interest included in rental expense	147
Preferred share dividends	4,490
Preferred unit distributions	165
Preferred distributions of other consolidated entities	4
Total combined fixed charges and preferred share dividends	$27,222

Ratio of earnings to combined fixed charges and preferred share dividends	1.00